EXHIBIT 99.3


                             INTERLOCUTORY AGREEMENT


1. The interlocutory agreement of certain disputed issues raised to date in the litigation, and the conduct of the parties in making and effectuating such agreement, shall not prejudice any party's rights in the lawsuit on file, and all claims, causes of actions, defenses, and arguments are expressly reserved.

2. A meeting of the directors and other interested persons will be called by the President of the corporation for August 4 or 5, 1998. The meeting will also serve as a simultaneous meeting of the corporation's directors, and minutes shall be kept. The Chairman shall preside at the meeting. Those attending will be George Sutherland, Jack Chance, Feroze Variava, Steve McLoughlin, Bill Knollenberg, Doris Knollenberg, Brad Knollenberg, Walter Cicack, as counsel for the Knollenberg Group, Michael Lee, as counsel for NEHI, and Sheryl Jones Alu and/or Jeff Koeppel, NEHI's regulatory compliance counsel. Bill Comiskey, of Weinstein Spira, also will be permitted to attend, if his schedule permits. Daniel Kirshbaum shall not be permitted to attend, nor shall anyone else from his firm.

3. Although any matters related to the business of the corporation may be raised for discussion, the only matter subject to decision at the meeting shall be the calling of the annual meeting of the corporation's shareholders, which meeting shall be scheduled and called by the corporation for no sooner than forty-five (45) days nor later than seventy-five (75) days following the meeting of the directors and other interested persons. Bill Knollenberg, Doris Knollenberg, and Brad Knollenberg shall not oppose or contest the scheduling and calling of such meeting. Any person named herein may designate an item for discussion (but not decision or vote, save for the calling of the shareholders meeting) in writing, delivered to the corporation at its offices with copies to Michael Lee and Walter Cicack, at least forty-eight (48) hours before the meeting.

4. The meeting may be recorded and/or videotaped and costs shall be divided equally and paid by NEHI and Bill Knollenberg.

5. No other meeting of the board of directors shall be held prior to the shareholders meeting unless five (5) days prior written notice thereof is provided to Michael Lee and Walter Cicack.

6. The Knollenberg Group will not oppose the engagement of Weinstein Spira & Company and Bill Comiskey as the corporation's auditors. To the extent he is reasonably able to do so, Bill Comiskey will issue a written report and findings regarding each litigation party's stock ownership in the corporation and provide a report on the same to the corporation, with copies to Michael Lee and Walter Cicack, at least fifteen (15) days prior to the shareholders meeting. Such report, however, shall not involve deciding legal disputes regarding the ownership of any party's stock.

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7.       Until the shareholders meeting, NEHI agrees not to sell, transfer, assign, or pledge any assets other than in the ordinary course of its business.

8. Until the shareholders meeting, Bill Knollenberg, Doris Knollenberg, Brad Knollenberg, Gulf Minerals Exploration, Erin Oil Exploration, Inc., and Erin Oil (also a shareholder controlled by Bill Knollenberg) agree not to sell, transfer, assign, or pledge, directly or indirectly, any shares of NEHI stock and not to sell or offer for sal any debenture, warrant, or other instrument which by its terms may bind NEHI or which may be converted into NEHI stock or take any other action which might create any liability on the part of NEHI.

9. Until the shareholders meeting, Horse Energy LP and Rotary Steerable Tools USA, LP, Jack Chance, George Sutherland, Feroze Variava and Steve McLoughlin, agree not to sell, transfer, assign, or pledge, directly or indirectly, any shares they may own, if any, or NEHI stock.

10. The terms of this settlement agreement shall read into the court's record and submitted for approval by the court. Michael Lee and Walter Cicack agree to move for the Court's approval of such terms on behalf of their respective clients.

11. The temporary injunction hearing scheduled for July 23, 1998, shall be passed, without prejudice to any party's rights to seek other injunctive relief, but all parties agree that no attempt will be made to enjoin or prevent the meeting in number 2 hereinabove.

12. NEHI shall copy and deliver to Walter Cicack the items requested in Walter Cicack's letter of June 19, 1998, subject to an objection as to what may be inspected under Delaware law. Walter Cicack agrees to pay the company's copying and delivery charges.